# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NewHold Investment Corp IV, CIK 0002099767
CUSIP: G6486G107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 110 West 40th St., Suite 802, New York, New York (NY), 10018
Date of event which requires filing of this statement: 04/14/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002099766

## Reporting persons
- NewHold Industrial Technology IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,148,333; sole dispositive power 0; shared dispositive power 7,148,333; aggregate amount beneficially owned 7,148,333 (26.02% of the class); the aggregate amount excludes certain shares
  Comment: (1) The shares reported above represent (i) 6,708,333 Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer and have no expiration date, as described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-293559) and (ii) 440,000 shares of Class A ordinary shares of the Issuer. NewHold Industrial Technology IV, LLC is the record holder of the shares of Class A ordinary shares and Class B ordinary shares reported under Item 6 hereof. Samy Hammad and Kevin Charlton are the managing members of NewHold Industrial Technology IV, LLC and hold voting and investment discretion with respect to the ordinary shares held of record by NewHold Industrial Technology IV, LLC. Accordingly, Samy Hammad and Kevin Charlton may be deemed to have or share beneficial ownership of the ordinary shares held directly by NewHold Industrial Technology IV, LLC.
  
  (2) Excludes 146,667 Class A ordinary shares of the Issuer which may be issued upon the exercise of warrants underlying the private units held by NewHold Industrial Technology IV, LLC that are not presently exercisable.
  
  (3) The percentage set forth in Row 11 of this Cover Page is based on 27,474,583, which consists of (i) 20,125,000 Class A ordinary shares of the Issuer issued in the Issuer's initial public offering, (ii) 6,708,333 Class B ordinary shares of the Issuer issued to NewHold Industrial Technology IV, LLC, (iii) the 440,000 shares of Class A ordinary shares of the Issuer underlying the private units beneficially owned by the Reporting Person as set forth in Row 9, and (iv) the 201,250 shares of Class A ordinary shares of the Issuer underlying the private units beneficially owned by BTIG, LLC.
- Kevin Charlton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,148,333; sole dispositive power 0; shared dispositive power 7,148,333; aggregate amount beneficially owned 7,148,333 (26.02% of the class); the aggregate amount excludes certain shares
  Comment: (1) The shares reported above represent (i) 6,708,333 Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer and have no expiration date, as described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-293559) and (ii) 440,000 shares of Class A ordinary shares of the Issuer. NewHold Industrial Technology IV, LLC is the record holder of the shares of Class A ordinary shares and Class B ordinary shares reported under Item 6 hereof. Samy Hammad and Kevin Charlton are the managing members of NewHold Industrial Technology IV, LLC and hold voting and investment discretion with respect to the ordinary shares held of record by NewHold Industrial Technology IV, LLC. Accordingly, Samy Hammad and Kevin Charlton may be deemed to have or share beneficial ownership of the ordinary shares held directly by NewHold Industrial Technology IV, LLC.
  
  (2) Excludes 146,667 Class A ordinary shares of the Issuer which may be issued upon the exercise of warrants underlying the private units held by NewHold Industrial Technology IV, LLC that are not presently exercisable.
  
  (3) The percentage set forth in Row 11 of this Cover Page is based on 27,474,583, which consists of (i) 20,125,000 Class A ordinary shares of the Issuer issued in the Issuer's initial public offering, (ii) 6,708,333 Class B ordinary shares of the Issuer issued to NewHold Industrial Technology IV, LLC, (iii) the 440,000 shares of Class A ordinary shares of the Issuer underlying the private units beneficially owned by the Reporting Person as set forth in Row 9, and (iv) the 201,250 shares of Class A ordinary shares of the Issuer underlying the private units beneficially owned by BTIG, LLC.
- Samy Hammad: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,148,333; sole dispositive power 0; shared dispositive power 7,148,333; aggregate amount beneficially owned 7,148,333 (26.02% of the class); the aggregate amount excludes certain shares
  Comment: (1) The shares reported above represent (i) 6,708,333 Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer and have no expiration date, as described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-293559) and (ii) 440,000 shares of Class A ordinary shares of the Issuer. NewHold Industrial Technology IV, LLC is the record holder of the shares of Class A ordinary shares and Class B ordinary shares reported under Item 6 hereof. Samy Hammad and Kevin Charlton are the managing members of NewHold Industrial Technology IV, LLC and hold voting and investment discretion with respect to the ordinary shares held of record by NewHold Industrial Technology IV, LLC. Accordingly, Samy Hammad and Kevin Charlton may be deemed to have or share beneficial ownership of the ordinary shares held directly by NewHold Industrial Technology IV, LLC.
  
  (2) Excludes 146,667 Class A ordinary shares of the Issuer which may be issued upon the exercise of warrants underlying the private units held by NewHold Industrial Technology IV, LLC that are not presently exercisable.
  
  (3) The percentage set forth in Row 11 of this Cover Page is based on 27,474,583, which consists of (i) 20,125,000 Class A ordinary shares of the Issuer issued in the Issuer's initial public offering, (ii) 6,708,333 Class B ordinary shares of the Issuer issued to NewHold Industrial Technology IV, LLC, (iii) the 440,000 shares of Class A ordinary shares of the Issuer underlying the private units beneficially owned by the Reporting Person as set forth in Row 9, and (iv) the 201,250 shares of Class A ordinary shares of the Issuer underlying the private units beneficially owned by BTIG, LLC.

## Item 1. Issuer
Name of issuer: NewHold Investment Corp IV
Address of issuer's principal executive offices: 110 West 40th St., Suite 802, New York, NY 10018.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entities and persons, all of whom are together referred to herein as the "Reporting Persons":

(i) NewHold Industrial Technology IV, LLC

(ii) Kevin Charlton

(iii) Samy Hammad

Samy Hammad and Kevin Charlton are the managing members of NewHold Industrial Technology IV, LLC and hold voting and investment discretion with respect to the ordinary shares held of record by NewHold Industrial Technology IV, LLC.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.
Address of principal business office or, if none, residence: 110 West 40th St., Suite 802, New York, NY 10018.
Citizenship:
(i) NewHold Industrial Technology IV, LLC -- Delaware

(ii) Kevin Charlton -- United States

(iii) Samy Hammad -- United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Percent of class: -%
Sole power to vote or to direct the vote: -
Shared power to vote or to direct the vote: -
Sole power to dispose or to direct the disposition: -
Shared power to dispose or to direct the disposition: -

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13G, dated August 14, 2026.

## Signatures
- NewHold Industrial Technology IV, LLC: /s/ Kevin Charlton, Kevin Charlton, Managing Member (08/14/2026)
- Kevin Charlton: /s/ Kevin Charlton, Kevin Charlton (08/14/2026)
- Samy Hammad: /s/ Samy Hammad, Samy Hammad (08/14/2026)